FOR IMMEDIATE RELEASE

Icahn Issues Open Letter to Shareholders of CVR Energy

Contact: Susan Gordon, (212) 702-4309

New York, New York, March 19, 2012 – Carl C. Icahn today issued an open letter to shareholders of CVR Energy, Inc. Mr. Icahn stated: “We wish very much to consummate our tender offer, despite  the obfuscations that have been disseminated by the CVR public relations machine. There are no financing or due diligence conditions in our offer. The ultimate decision as to whether our tender offer will be successful is in the hands of the shareholders.” See letter below.

Dear CVR Shareholders,

During the past few years, I have spent hundreds of hours studying the energy sector. I have not only read a great deal on the subject but have been fortunate enough to have access to many top people in the field. This work has aided me in not only avoiding the many pitfalls in the industry, but led to my companies making billions of dollars on investments in energy stocks. For example, recently, the Icahn companies realized profits of over $438 million from investments in Chesapeake, representing an annualized return of more than 66% over 13 months, and over $629 million from investments in El Paso, representing an annualized return of more than 113% over 11 months. I tell you this not to boast but in the hope that you will take very seriously what I have to say about CVR and ignore the distortions disseminated by CVR and its PR firm.

CVR has made a great deal of profit in the last few years, but it was not, in my opinion, because of management skill, but because of the remarkable rise of the spread between the price of WTI and Brent crude oil. The spread is due to the tremendous increase in shale production of WTI crude leading to an oversupply in Cushing, Oklahoma, near where CVR has its refineries. The spread has allowed CVR refineries to pay low prices for crude while continuing to receive attractive prices for its gasoline and distillate production.

I believe this phenomenon will only last for a limited time. With new pipelines under construction and the Seaway pipeline being reversed, the oversupply is, I believe, likely to diminish and the excess crude will flow to Gulf Coast refineries. In my view, the result will most likely cause a marked decrease in CVR’s profits over the next few years. One major reason for this is that CVR is a small refining company that cannot fully take advantage of the futures market.

Since my tender offer, the company has come out with a number of inaccurate statements about its performance and prospects, but here are the facts:

1.           CVR went public in an IPO in October 2007 at $19 per share. Under the stewardship of CEO Lipinski, the stock fell to a low of $2.25 per share by October 2008. The day before we filed our Schedule 13D on January 13, 2012, the stock was trading at $22.25, a gain of only $3.25 from the IPO price over 4 years ago. It was only after we announced our stake in the company and subsequent tender offer did the stock produce substantial gains over its IPO price. I think that for CEO Lipinski to argue that he has generated a return of 588% over the last three years is a blatant obfuscation of the facts given his dismal performance subsequent to the IPO.

2.           For his part, Mr. Lipinski has fared much better than shareholders. Over the four years from 2007 to 2010, Mr. Lipinski earned over $28 million in cash and equity compensation for this dismal performance (this does not even include his compensation in 2011, which has not yet been reported). No wonder he disagrees with our strategy of selling the company.

3.           CVR Energy acquired Gary-Williams Energy Corp., which owns a 70,000 barrels-per-day refinery in Wynnewood, Oklahoma, for $592 million, including working capital, in December 2011 – priced right at the top of the market. Many investors with whom we have spoken agree with our view that CVR overpaid substantially for this asset, given its complexity (a measure of a refinery's ability to process lower quality crude oil in an economic manner) of just 9.3 versus that of CVR’s other refinery at Coffeyville, Kansas of 12.9. In our view, the GWEC acquisition was pure empire building on the part of Lipinski. What he should have done, in my opinion, was use the money for a shareholder buyback or a large dividend, which I believe would have substantially increased the value of the stock.

4.           For the past three years under Mr. Lipinski’s leadership, CVR’s selling, general and administrative costs have remained the highest of its competitors – clear evidence to me that the company is mismanaged. The company spent $98 million on SG&A costs in 2011. This is almost as much as Holly’s G&A cost, but Holly has three times the revenue. Perhaps one reason for excessive SG&A is the fact that CVR’s headquarters are in Sugar Land, Texas – hundreds of miles from the majority of its operations in Coffeyville, Kansas.

My conclusions concerning Mr. Lipinski are that, in my opinion:

a). He will do a poor job dealing with the current problems on the horizon, as he performed poorly in dealing with the problems of 2008 and 2009 when the stock collapsed from $20 to $2 per share.

b). After squandering capital on the ill-advised acquisition of Wynewood at the wrong price at the top of the market (instead of returning these funds to shareholders through dividends or share repurchases), it is clear to me that Mr. Lipinski is more interested in empire building than in increasing value for shareholders. Because of this, I believe he will never willingly sell the company.

c). Unlike Abraham Lincoln, Mr. Lipinski must believe that he can fool all of the people all of the time. How else could he have been advising shareholders over the last few weeks with a straight face not to sell their shares to me at $30 – because my offer “substantially undervalues the company” – while at the same time he has been selling his own shares at prices as low as $25.50 per share?!

I own 15% of CVR and currently I find myself (to use a tennis parlance) between the baseline and the net. Luckily for me, in the past when I have found myself in this position, I have gotten to the net in time. To get there this time, I have made a risky (for me) tender offer at $30 with a contingent value right. The company obviously believes this offer is so good that they keep intimating that I will not follow through with the offer. They keep telling you about my many conditions to the offer – but this is just the company’s PR machine obfuscating the facts. It should be noted that there are not even financing or due diligence conditions in our offer. The significant conditions in our offer are in the control of YOU, the shareholder.

It is simple. If I receive 36% of the stock by April 2nd (which will give me 51%) we go to a proxy fight. If I win, we replace the current CVR board with my slate, which intends to remove the poison pill,1 and the tender will be consummated in accordance with its terms – giving you $30 per share and a contingent value right. CVR’s directors and management are making a huge mistake if they believe I will not consummate this offer immediately if I am given the opportunity.

I believe this offer is highly compelling for shareholders: it is a win-win. Just examine the risk-reward ratio. Once you receive $30 per share, you will have avoided the risk that will still exist for the shareholders that have not tendered. (Even the greatest fan of CVR, I daresay even Mr. Lipinski, will admit that there could be serious problems ahead as I previously discussed). But there is still potential reward for the tendering shareholders if the new board manages to sell the company in the next 15 months – tendering shareholders will still receive the profits from the sale. After making a number of preliminary inquiries to prospective strategic buyers, I realize a sale will not be easy. There is no certainty, but I believe the new board will be able to find a purchaser for the company as I have for many companies in the past.

As my past record has demonstrated, I work assiduously to increase the value of stocks in which my companies have invested, which has led to gains of billions of dollars for ALL shareholders, not just my firm. Over the last few years, our actions have led to an increase in aggregate market value of more than $55 billion for shareholders at well over a dozen companies we have targeted that had a market value of under $20 billion when we first invested.

I hope you will give me the opportunity to attempt to do the same for you.

Sincerely,

Carl C. Icahn

************

NOTICE TO INVESTORS

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO PURCHASE NOR A SOLICITATION FOR ACCEPTANCE OF THE TENDER OFFER DESCRIBED ABOVE. THE OFFER IS BEING MADE ONLY PURSUANT TO THE OFFER TO PURCHASE DATED FEBRUARY 23, 2012 AND RELATED DOCUMENTS THAT CARL C. ICAHN AND CERTAIN OF HIS AFFILIATES DISTRIBUTED TO HOLDERS OF COMMON STOCK OF CVR ENERGY, INC. AND FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC") AS EXHIBITS TO THEIR SCHEDULE TO. HOLDERS OF COMMON STOCK SHOULD READ CAREFULLY THE OFFER TO PURCHASE AND RELATED DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS OF, AND CONDITIONS TO, THE OFFER. HOLDERS OF COMMON STOCK MAY OBTAIN A FREE COPY OF THE SCHEDULE TO, THE OFFER TO PURCHASE AND OTHER DOCUMENTS FROM THE SEC AT THE SEC'S WEB SITE AT WWW.SEC.GOV.

SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY CARL C. ICAHN, HIGH RIVER LIMITED PARTNERSHIP, HOPPER INVESTMENTS LLC, BARBERRY CORP., ICAHN PARTNERS LP, ICAHN PARTNERS MASTER FUND LP, ICAHN PARTNERS MASTER FUND II L.P., ICAHN PARTNERS MASTER FUND III L.P., ICAHN ENTERPRISES G.P. INC., ICAHN ENTERPRISES HOLDINGS L.P., IPH GP LLC, ICAHN CAPITAL L.P., ICAHN ONSHORE LP, ICAHN OFFSHORE LP, BECKTON CORP. AND CERTAIN OF THEIR RESPECTIVE AFFILIATES FROM THE STOCKHOLDERS OF CVR ENERGY, INC. FOR USE AT ITS 2012 ANNUAL MEETING WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION. WHEN COMPLETED, A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY WILL BE MAILED TO STOCKHOLDERS OF CVR ENERGY, INC AND WILL ALSO BE AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION’S WEBSITE AT HTTP://WWW.SEC.GOV. INFORMATION RELATING TO THE PARTICIPANTS IN A PROXY SOLICITATION IS CONTAINED IN EXHIBIT 1 TO THE SCHEDULE 13D FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 16, 2012.

1 If elected, our nominees will be subject to fiduciary duties as directors of CVR and will comply with those duties in determining whether to remove the poison pill.